UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yes  ☐             No  ☒

04.29.2015

January-March 2015

Results: BBVA earns €1.54 billion in the first quarter

☐	Results: The BBVA Group’s earnings grew sharply in the first quarter. Excluding Venezuela, gross income increased 16.2% year-over-year, to €5.54 billion, and operating income was the highest of the last nine quarters

☐	Risks: loan quality continued to improve, with NPL ratio of 5.6% at the end of March (versus 5.8% in December and 6.6% in March 2014) and coverage of 65%

☐	Capital adequacy: BBVA boasted a high-quality, solid capital position, with CET1ratios of 12.7% (phased-in) and 10.8% (fully-loaded) at the close of the quarter

☐	Digital transformation: The bank accelerated its sales via mobile and the digitization of its client base. Including Garanti, it had 12.9 million digital customers, of which 6.4 million operate via mobile. BBVA is number one in customer satisfaction in Spain, both in mobile and online banking

☐	Catalunya Banc: Following the acquisition, BBVA becomes Spain’s leading financial institution and adds 1.5 million clients

BBVA posted a net attributable profit of €1.54 billion between January and March of 2015, up 146.2% from a year earlier. Without including the capital gains from the sales of shares in Chinese bank CNCB, profit increased 52.8% to €953 million. The good earnings performance and cost containment measures helped push profits higher.

“These results confirm the positive growth trend we have seen since the end of last year,” said BBVA President and COO Ángel Cano. “The quality of our earnings, improved risk indicators, a solid capital position and the progress made in the digital transformation are the quarter’s key drivers.” Ángel Cano also mentioned the closing of the Catalunya Banc deal, which makes BBVA the leading financial institution in Spain, adding 1.5 million clients.

The BBVA Group’s income statement for Q1 saw growth across the board (net interest income, gross income, operating income, income before tax and net attributable profit.)

04.29.2015

In these quarterly accounts BBVA decided to apply the SIMADI exchange rate of Venezuela (193 strong bolivars per dollar, which implies a 93% reduction compared to the exchange rate previously used), as it believes it best reflects the situation at the date of the financial statements of the BBVA Group. For this reason and in order to explain the Group’s business performance, below we detail the evolution of the main income lines without including Venezuela.

Net interest income (NII) registered a very positive trend in all regions, thanks to a rebound in activity in developed countries despite a low interest rate environment. NII rose 17% year-over-year (+9.3% at constant exchange rates) between January and March, to €3.62 billion.

Gross income, which is the sum of NII plus other revenues such as fees and net trading income, increased in the first quarter by 16.2% year-over-year (+9.0% at constant exchange rates), up to €5.54 billion. Cost containment efforts allowed the bank to post operating income of €2.78 billion (+23.5% at current rates, +15.6% at constant rates), the highest number of the past nine quarters. A sound management of expenses, which grew more slowly than gross income, improved the efficiency ratio by 300 basis points to below the threshold of 50% (49.8%).

All of this produced net income from ongoing operations of €1.03 billion (compared to €641 million a year earlier). Including capital gains, net of taxes, from the various sale operations equivalent to 5.6% of CNCB, net attributable profit increased to €1.52 billion (compared to €567 million in the same period in 2014). Factoring in the contribution from Venezuela, the BBVA Group posted a profit of €1.54 billion in the first quarter (compared to €624 million during the same period a year earlier.)

04.29.2015

As for risk indicators, they continued to show a positive trend. The BBVA Group’s NPL ratio improved to 5.6% in March, down from 5.8% at the end of December and 6.6% at the close of March 2014, with coverage of 65%.

Regarding capital adequacy, BBVA showed solid, quality ratios across the board. The CET1 ratio stood at 12.7% at the close of March, according to current European legislation (CRD IV). If we apply the fully-loaded criteria, which anticipates future regulatory impacts, the CET 1 ratio would come in at 10.8%.

Digital Transformation

BBVA continues to move ahead with its digital transformation plan, showing solid progress. Customers who interact with the bank digitally, including those of Turkish bank Garanti, totaled 12.9 million at the end of the first quarter, of which 6.4 million are mobile banking customers. BBVA estimates it will have 15 million digital customers by year’s end. Furthermore, BBVA Wallet –the mobile payment app– is poised to become the Group’s first global digital product, with the launch in markets such as Mexico, the U.S. and Chile. Likewise, in Spain, the number of purchases financed with a credit card via smartphone already surpasses those made with all the other channels combined, such as ATMs, online and branches. BBVA is already the leading financial institution in Spain in customer satisfaction, both in mobile and online banking, according to the FRS ranking.

On the asset side of the balance sheet, the Group saw steady growth of new loans across all the regions in which the Group operates, while customer funds continued to grow. Gross lending to customers closed the first quarter at €374.87 billion (+7.2%) and deposits totaled €339.68 billion (+9.6%).

Below, please find the key figures for each business area.

The economic recovery was reflected in the Spanish banking business. New lending grew in the first quarter in SMEs (+40%), consumer (+31%) and mortgage segments (+19%). Total stock of gross lending shrank slightly in the quarter (-0.6%). Income from the banking business, including net interest income plus fees, grew 5.3% to €1.35 billion. The NPL ratio improved to 5.9%, with coverage of 46%. Impairment on financial assets continued to fall, decreasing 9.1% from a year earlier. This business area posted a profit of €347 million (-9.6%).

The real estate business in Spain took advantage of the more upbeat outlook for this market, allowing it to obtain capital gains from unit sales for the third quarter in a row, while reducing provisions. Furthermore, this business area continued to reduce its net exposure and narrowed losses by 37.2% to €-154 million.

To better explain the performance of business areas with currencies other than the euro, the variations mentioned below refer to constant exchange rates.

04.29.2015

The United States managed to grow its activity, both in lending (+12.2%) and customer funds (+15.3%). The franchise obtained higher earnings volumes, even in a low interest rate environment, which, on top of contained costs, translated into double-digit operating income growth (+10.1%). A good risk management kept the NPL ratio at 0.9%, with coverage of 164%. The franchise passed the stress tests, received approval for its capital plan and acquired Spring Studio, a company that specializes in user experience and design. The United States posted a profit of €136 million, up 5.6% year-over-year.

Mexico also built up its balance sheet with double digit growth in lending and customer funds. Its NPL ratio improved to 2.8%, with coverage of 116%. BBVA Bancomer strengthened its leadership in the country, both in lending and customer resources. The buoyant business activity translated to earnings and profits, as this business area earned €524 million (+7.1%).

South America –without Venezuela- saw lending and customer resources grow 12% and 11%, respectively, compared to the same period of 2014. All margins grew at double-digit rates in the first three months compared to the same period last year. The NPL ratio came in at 2.3%, with coverage of 119%. The Andean countries were the region’s growth driver, which posted a profit of €213 million (+8.1%). Using the SIMADI, Venezuela posted a profit of €15 million (-74.2% at current exchange rate and +246.2% at constant exchange rate).

Regarding Turkey, BBVA continues to obtain the regulatory approvals needed to increase its stake in Garanti. The excellent management of the Turkish bank, for yet another quarter, was particularly noticeable in income from the banking business (NII plus fees), which grew 26.2% year-over-year. Turkey posted a profit of €86 million (+12.2%). The rest of Eurasia contributed a profit of €36 million (-4.4%).

Contact details:

BBVA Corporate Communications

Tel. +34 91 374 40 10

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

04.29.2015

BBVA Group Highlights

(Consolidated figures)

	31-03-15	Δ%	31-03-14	31-12-14
Balance sheet (million euros)
Total assets	672,598	123	599,135	651,511
Loans and advances to customers (gross)	374,873	7.2	349,726	366,536
Deposits from customers	339,675	9.6	309.817	330,686
Other customer funds	127,364	24.7	102,128	115,275
Total customer funds	467,039	13.4	411,945	445,951
Total equity	52,366	18.9	44,056	51,609
Income statement (million euros)
Net interest income	3,663	8.0	3,391	15,116
Gross income	5,632	11.5	5,051	21,357
Operating income	2,857	172	2,438	10,406
Income before tax	1,442	41.8	1,017	4,063
Net attributable profit	1,536	146.2	624	2,618
Data per share and share performance ratios
Share price (euros)	9.41	79	8.72	7.85
Market capitalization (million euros)	58,564	16.1	50,442	48,470
Net attributable profit per share (euros)	0.25	140.7	0.10	0.44
Book value per share (euros)	8.09	2.1	7.92	8.01
P/BV (Price/book value; times)	1.2		1.1	1.0
Significant ratios (%)
ROE (Net attributable profit/average equity)	9.0		5.5	5.6
ROTE (Net attributable profit/average tangible equity)	10.6		6.3	6.5
ROA (Net income/average total assets)	0.73		0.51	0.50
RORWA (Net income/average risk-weighted assets)	1.34		0.91	0.90
Efficiency ratio	493		51.7	51.3
Cost of risk	1.21		1.27	1.25
NPL ratio	5.6		6.6	5.8
NPL coverage ratio	65		60	64
Capital adequacy ratios (%)(1)
CET1	12.7		11.5	11.9
Tier 1	12.7		11.5	11.9
Total ratio	15.8		14.3	15.1
Other information
Number of shares (millions)	6,225	7.6	5,786	6,171
Number of shareholders	944,631	(2.4)	968,213	960,397
Number of employees (2)	108,844	(0.2)	109,079	108,770
Number of branches (2)	7,360	(1.1)	7,441	7,371
Number of ATMs(2)	22,595	7.8	20,964	22,159

General note: the financial information Included in this document with respect to the stake in Garanti Group is presented as continuous with previous years, and integrated in the proportion corresponding to the Groups percentage holding. For the reconciliation of the BBVA Groups financial statements. see pages 42 and 43.

(1)	The capital ratios are calculated under CRD IV, applying a 40% phase in for 2015.
(2)	Excluding Garant.

04.29.2015

Consolidated income statement : quarterly evolution(1)

(Million euros)

	2015	2014
	1Q	4Q	3Q	2Q	1Q
Net interest income	3,663	4,248	3,830	3,647	3,391
Net fees and commissions	1,077	1,168	1,111	1,101	985
Net trading income	775	514	444	426	751
Dividend income	42	119	42	342	29
Income by the equity method	3	3	31	16	(14)
Other operating income and expenses	73	(287)	(234)	(215)	(90)
Gross income	5,632	5,765	5,223	5,317	5,051
Operating expenses	(2,776)	(2,905)	(2,770)	(2,662)	(2,613)
Personnel expenses	(1,460)	(1,438)	(1,438)	(1,359)	(1,375)
General and administrative expenses	(1,024)	(1,147)	(1,037)	(1,017)	(959)
Depreciation and amortization	(291)	(320)	(296)	(286)	(279)
Operating income	2,857	2,860	2,453	2,655	2,438
Impairment on financial assets (net)	(1,119)	(1,168)	(1,142)	(1,073)	(1,103)
Provisions (net)	(230)	(513)	(199)	(298)	(144)
Other gains (losses)	(66)	(201)	(136)	(191)	(173)
Income before tax	1,442	978	976	1,092	1,017
Income tax	(386)	(173)	(243)	(292)	(273)
Net income from ongoing operations	1,056	805	733	800	744
Results from corporate operations(2)	583	—	—	—	—
Net income	1,639	805	733	800	744
Non-controlling interests	(103)	(116)	(132)	(95)	(120)
Net attributable profit	1,536	689	601	704	624
Net attributable profit (excluding results from corporate operations)	953	689	601	704	624
Basic earnings per share (euros)	0.25	0.11	0.10	0.12	0.10

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Groups stake.
(2)	2015 includes the capital gains from the various sale transactions equivalent to 56% of BBVA Groups stake in CNCB.

04.29.2015

Consolidated income statement(1)

(Million euros)

	1Q15	Δ%	Δ% at constant exchange rates	1Q14
Net interest income	3,663	8.0	9.7	3,391
Net fees and commissions	1,077	9.3	6.0	985
Net trading income	775	3.3	10.0	751
Dividend income	42	46.7	414	29
Income by the equity method	3	n.m.	—	(14)
Other operating income and expenses	73	n.m.	184.7	(90)
Gross income	5,632	11.5	10.4	5,051
Operating expenses	(2,776)	6.2	3.4	(2,613)
Personnel expenses	(1,460)	6.2	2.5	(1,375)
General and administrative expenses	(1,024)	6.8	5.0	(959)
Depreciation and amortization	(291)	4.5	2.6	(279)
Operating income	2,857	17.2	18.2	2,438
Impairment on financial assets (net)	(1,119)	1.5	(0.5)	(1,103)
Provisions (net)	(230)	58.9	74.5	(144)
Other gains (losses)	(66)	(62.0)	(62.2)	(173)
Income before tax	1,442	41.8	46.1	1,017
Income tax	(386)	41.3	51.4	(273)
Net income from ongoing operations	1,056	42.0	44.3	744
Results from corporate operations(2)	583	—	—	—
Net income	1,639	120.4	124.0	744
Non-controlling interests	(103)	(14.2)	22.2	(120)
Net attributable profit	1,536	146.2	137.2	624
Net attributable profit (excluding results from corporate operations)	953	52.8	47.2	624
Basic earnings per share (euros)	0.25			0.10

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Groups stake.
(2)	2015 includes the capital gains from the various sale transactions equivalent to 56% of BBVA Group’s stake in CNCB.

04.29.2015

Consolidated income statement of BBVA Group excluding Venezuela(1)

(Million euros)

	1Q15	Δ%	Δ% at constant exchange rates	1Q14
Net interest income	3,624	17.0	9.3	3,097
Net fees and commissions	1,071	12.3	5.7	948
Net trading income	703	3.4	0.5	680
Other income/expenses	140	230.3	175.9	43
Gross income	5,538	16.2	9.0	4,768
Operating expenses	(2,761)	9.6	3.1	(2,519)
Operating income	2,778	23.5	15.6	2,249
Impairment on financial assets (net)	(1,16)	3.1	(0.6)	(1,082)
Provisions (net) and other gains (losses)	(267)	(11.4)	(12.4)	(301)
Income before tax	1,395	61.2	43.0	865
Income tax	(365)	6.29	45.3	(224)
Net income from ongoing operations	1,030	60.5	42.2	641
Results from corporate operations(2)	583	n.m.	n.m.
Net income	1,613	151.4	122.8	641
Non-controlling interests	(91)	23.3	13.1	(74)
Net attributable profit	5,321	168.1	136.5	567
Net attributable profit (excluding results from corporate operations)	938	65.4	45.9	567

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	2015 includes the capital gains from the various sale transactions equivalent to 5.6% of BBVA Group’s stake in CNCB.

04.29.2015

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 29 , 2015	By:	/s/ María Ángeles Peláez
Name: María Ángeles Peláez
Title: Authorized Representative